07023219

26 April 2007 Date

By fax (+1 202 772 9207) and post

RECEIVED
2007 MAY -3 A 11:27

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea's result for the first quarter 2007 will be presented on Thursday 3 May**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

5/4

Copenhagen, Helsinki, Oslo, Stockholm, 25 April, 2007

Nordea's result for the first quarter 2007 will be presented on Thursday 3 May

Press conference
Time: 10.30 CET
Place: Smålandsgatan 17, Stockholm

Christian Clausen, President and Group CEO, will present the results and answer questions. The press conference is conducted in English and can be viewed live on www.nordea.com where you will also be able to find the presentation material.

Analyst presentation
Time: 14.00 CET
Place: Smålandsgatan 17, Stockholm

Christian Clausen, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will present the results for analysts. The presentation material will be available on www.nordea.com.

International telephone conference for analysts
Time: 15.30 CET
To participate: dial +44 (0) 208 817 9301 latest ten minutes prior (15.20 CET). Access code is Nordea.

Christian Clausen, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will participate.

The telephone conference can be monitored live on www.nordea.com and an indexed on demand replay will be available on www.nordea.com. A replay will also be available through 10 May by dialling +44 (0) 207 769 6425, access code 910006#.

Analyst presentation in London on 4 May
Time: 9.00 GMT
Place: The Great Eastern Hotel, Great Eastern Room, Liverpool Street, London EC2

Christian Clausen, President and Group CEO, Arne Liljedahl, Group CFO, Carl-Johan Granvik, Group CRO, and Johan Ekwall, Head of Investor Relations, will be present. The presentation including Q & A is starting at 9.00 and is expected to last approx. one hour. A continental buffet breakfast will be served from 8.30.

To attend: please contact Julia Clark by fax +44 (0) 20 7888 6151, telephone +44 (0) 20 7888 4563 or e-mail julia.clark@credit-suisse.com

For further information:
Boo Ehlin, Chief Press Officer Sweden, +46 8 614 8464
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

26 April 2007 Date

By fax (+1 202 772 9207) and post

RECEIVED

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea streamlines its organization and appoints new member of Grouop Executive Management**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea streamlines its organisation and appoints new member of Group Executive Management

The changed organisational structure, which will be established in the period up till 1 July 2007, implies a stronger customer orientation and a more simple, transparent and efficient product and service delivery chain. In addition, it contains a clear separation of the responsibilities for customer relations and products.

The stronger customer orientation will be supported by combining the corporate customer units in the bank and establishing one Nordic customer area, "Nordic Banking". This customer area will be responsible for sales and customer relationship processes covering retail and corporate segments in the Nordic region. This will streamline the customer organisation and gather the corporate relationship management competencies.

The product and service delivery chain will be streamlined by organising all products and related processing in the Group in two new product areas, "Banking & Capital Market Products" and "Savings & Life Products" with a simplified governance structure for the interface between customer and product units. Within these two new product areas four product divisions will be formed: Account Products, Cash Management & Payments, Capital Market Products and Savings Products & Asset Management.

A new framework for prioritisation and management of the Groups' strategic initiatives will be established with an Executive Strategy Committee to support Group Executive Management in selecting, driving and assessing the most important strategic initiatives of the Group.

- The changed organisation will take Nordea to its next level of operational efficiency by integrating and optimising the cross organisational processes following a successful rationalisation within each of the business areas and Group functions during the past 4 - 5 years. The changes will support our organic growth strategy by improving the quality of our customer relations and increase time spent with customers. In addition we will reduce time-to-market of our products. Our revised vision and values foundation is reflected in this new integrated Group operating model, says President and Group CEO Christian Clausen.

Revised vision and values

The Group's vision and values foundation have been revised. The vision has been adjusted to mirror the increased ambitions of the Group. The new Nordea vision reads:

"The leading Nordic bank, acknowledged for its people, creating superior value for customers and shareholders"

The Group's values foundation has also been adjusted to better support the realisation of the vision and the organic growth strategy. In addition to the existing foundation three new elements "Great customer experiences", "It's all about people" and "One Nordea Team" have been included. As a consequence of this a new business support area, People & Identity will be established consisting of three divisions Group Human Resources, Group Identity & Communications and Marketing. This will also strengthen the Nordea brand and the focus on people management in the Group.

Gunn Wærsted, former CEO of SpareBank 1 Gruppen in Norway, is appointed new member of Group Executive Management.
Gunn Wærsted will 1 August 2007 join the Nordea Group Executive Management as Head of Savings & Life Products and Private Banking as well as Head of People & Identity. Gunn Wærsted will in addition become Nordea's Country Senior Executive in Norway, succeeding Tom Ruud who will concentrate on his new and extended responsibilities.

Gunn Wærsted is 52 years old and is former CEO of SpareBank 1 Gruppen in Norway. She is a Business Economist, BI Norwegian School of Management. Previously she has been CEO of Vital Forsikring as well as Group Executive Vice President of DnB in Norway. From 2005 to 2007 Gunn Wærsted was the Chairman of the Norwegian Financial Services Association, FNH.

- I warmly welcome Gunn to the team. Her excellent leadership capabilities, broad and deep competence will be a valuable contribution to our continued efforts to reach the Group's high ambitions and financial targets, says Christian Clausen.

Composition of Group Executive Management
As per 1 July 2007 the composition of the Nordea Group Executive Management is as follows:

Christian Clausen, *President and Group CEO*
Lena Eriksson, *Head of Group Legal & Compliance*
Carl-Johan Granvik, *Head of Group Credit & Risk Control, Chief Risk Officer (CRO)*
Arne Liljedahl, *Head of Group Corporate Centre and CFO. Country Senior Executive in Sweden*
Frans Lindelöw, *Head of Corporate Merchant Banking Sweden & Stockholm Area within Nordic Banking*
Markku Pohjola, *Head of Group Service & Technology and Deputy Group CEO. Country Senior Executive in Finland*
Tom Ruud, *Head of Banking and Capital Market Products and of Institutional & International Banking*
Peter Schütze, *Head of Nordic Banking. Country Senior Executive in Denmark*
Gunn Wærsted (1 August 2007), *Head of Savings & Life Products and Private Banking as well as Head of People & Identity. Country Senior Executive in Norway.*

To download information on the members of Group Executive Management please click on the following link www.nordea.com.

The Integrated Group operating model as well as the new organisational chart of the Group is shown in the appendix.

For further information:
Christian Clausen, President and Group CEO +46 8 614 7804
Torben Laustsen, Head of Group Identity & Communications, +46 8 614 7916

Appendix: Group operating model and organisation as per 1 July 2007

Appendix

Integrated Group operating model


Nordic Banking
Segment Household and Corporate
Private Banking
Institutional & International Banking
Banking & Capital Market Products
Account Products
Cash Management & Payments
Capital Market Products
Savings Products & Asset Management
Savings & Life Products
Group Services & Technology
People & Identity
Group Corporate Centre
Group Credit & Risk Control
Group Legal & Compliance

Group organisation
1 July 2007


President and Group CEO Christian Clausen
Group Legal & Compliance Lena Eriksson
Group Management Secretariat & Group Strategy
Group Internal Audit Vacant
Nordic Banking Peter Schütze
Frans Lindelöw
Southern Sweden
Western Sweden
Northern & Central Sweden
Corporate Merchant Banking Denmark & Copenhagen Area
Southern Denmark
Western Denmark
Corporate Merchant Banking Finland & Helsinki Area
Central & Western Finland
Eastern & Northern Finland
Corporate Merchant Banking Norway & Oslo Area
East Norway
Coast Norway
Nordic Private Banking
Segment Household Hans Jacobsen
Segment Corporate Peter Lybecker
Banking & Capital Market Products Tom Ruud
Account Products Kurt Gustafsson
Cash Management & Payments Dag Andresen
Capital Market Products Peter Nyegaard
Institutional & International Banking Tom Ruud
New European Markets* Thomas Neckmar
Shipping, Oil Services & International Carl E. Steen
Financial Institutions Birger Gezelius
Savings & Life Products Gunn Wærsted
Savings Products & Asset Management Allan Polack
Life & Pensions Vacant
Private Banking Gunn Wærsted
International Private Banking & Funds
Nordic Private Banking Henrik Priergaard
Group Services & Technology Markku Pohjola
Group Transformation
Group IT
Group Sourcing Gert Aage Nielsen
Group Internal Service Centre Per E. Berg
Group Corporate Centre Arne Liljedahl
Group Treasury Jacob Grinbaum
Group Planning & Control
Group Finance Sigurd Carlsen
Investor Relations Johan Ekwall
Group Corporate Development Jakob Grinbaum
Group Risk Modelling Louise Lindgren
Group Credit & Risk Control Carl-Johan Granvik
Group Credit Holger Otterheim
Group Credit Control
Group Credit Process Anders Jensen
Group Market Risk Management Niels N. Kjær
Group Operational Risk Management Erik Palmén
People & Identity Gunn Wærsted
Group Human Resources
Group Identity & Communications Torben Laustsen
Marketing
* Russia, Poland & Baltic Countries

END